Buenos Aires, July 27, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant Event. Refiling of Form 20F, Financial Statements as of 03/31/16 and financing for the acquisition of Petrobras Argentina S.A.

Dear Sirs,

In my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the  “Company”, indistinctively), I am writing to the National Securities Commission and the Buenos Aires Stock Exchange in connection to the relevant events filed on April 2, April 8, May 2 and May 12, 2016 and regarding the financing for the acquisition by Pampa of the total capital and voting stock of Petrobras Participaciones S.L., owner of 67.1933% of the capital and voting stock of Petrobras Argentina S.A. (“Petrobras Argentina”) (the “Transaction”). To that end, we would like to inform that on July 26, 2016 the Board of Directors of the Company approved the following:

  An increase in the bank financing of up to approximately seven hundred fifty million US dollars (US$750,000,000), under substantially similar terms and conditions to those already approved (the “Syndicated Loan”). Additionally, we want to inform that Credit Agricole Corporate and Investment Bank and Banco Hipotecario have joined the syndicate granting the borrowing. Nevertheless, as a result of the sale of the indirect participation of the Company in Transportadora de Gas del Sur S.A. (the  “Sale of TGS”) and given that the net proceeds arising from the Sale of TGS will be used to finance the Transaction, the committed amount arising from the Syndicated Loan will be reduced in approximately US$150,000,000. Therefore, the final committed amount of the Syndicated Loan will be approximately of US$600,000,000;
  A pledge on the shares that the Company owns in IEASA S.A. and on the shares that will own after the closing of the Transaction in Petrobras Participaciones S.L. as the Sale of TGS modified the guarantees offered to the financing institutions.
  The execution of the Company’s officers that implemented the loan from Petrolera Pampa S.A. to the Company of US$85,000,000.
  The financing of up to US$25,000,000 by a vehicle controlled by certain controlling shareholders of the Company, subject to be made only at the request of the Company and if the financing provided by the syndicate banks were not enough to cover the payment to the minority shareholders of Petrobras Argentina S.A. that agreed to participate in the public cash tender offering, which is mandatory due to the change of indirect control of Petrobras Argentina, and which was timely launched by the Company and is still subject to the approval of the National Securities Commission. The latter, as a related party transaction, was considered by the Audit Committee of the Company to grant its opinion under the terms of Article 72 of Law No. 26,831. Upon its review, the Committee considered that the transaction is reasonably framed within normal and usual market conditions.

Moreover, the Board of Directors also approved on July 26, 2016 the re-statement of Form “20-F” which will be filed before the Securities & Exchange

Commission of the United States (“SEC”) for fiscal year of 2015. This re-statement is filed to amend an error in the cash flow position related to the financial aid granted by the National Government to our subsidiary Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (“Edenor”). The purpose is to reclassify in the Consolidated Cash Flow Position the amounts corresponding to the loan agreements previously signed between Edenor and CAMMESA and which were included in the item of “Increase of commercial payables and loans with CAMMESA” from “Operating Cash Flow” to “Financing Cash Flow”. In the said Board of Directors meeting held on July 26, 2016, the Company also approved an amendment to its own consolidated interim financial statements as of March 31, 2016 to be filed at the SEC, with the purpose of reclassifying the abovementioned accounting transactions that took place during the three-month period ended on March 31, 2015 and that were shown as comparative information in the Consolidated Cash Flow Position. It should be noted that this reclassification does not imply any amendment to the Company’s Consolidated Balance Sheet nor to the Consolidated Income Statement and it will be incorporated in the next Consolidated Interim Financial Statements as of June 30, 2016, together with its corresponding Explanatory footnotes.

Very truly yours,

Gerardo Paz

Head of Market Relations